April 28, 2006

Mr. William Ashmore
IMH Assets Corp.
1401 Dove Street
Newport Beach, CA 92660

Re: **IMH Assets Corp.**
Amendment No. 1 to Registration Statement on Form S-3
Filed April 12, 2006
File No. 333-131344

Dear Mr. Ashmore:

We have reviewed your responses to the comments in our letter dated February 23, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-3

General

1. While we note your response to prior comment 1, please revise the last paragraph on page 5 to remove the reference to other types of credit enhancement. Additionally, please revise your disclosure to specify the "other cashflow agreements" you refer to on page 58.

2. We note your response to prior comment 5 and re-issue the prior comment.

3. When referring to transaction parties, please use the terminology set out in Regulation AB. Please revise to refer to the issuing entity, as opposed to the trust.

Prospectus Supplement #1

Transaction Structure, page S-9

4. Please provide us with samples of your proposed diagrams.

The Mortgage Pool, page S-20

5. We note your response to prior comment 14. Please provide your delinquency
    and loss information in a tabular, rather than narrative, format. Refer to Items
    1111(c) and 1100(b)(1) of Regulation AB.

Base Prospectus

Distributions of Interest and Principal on the Securities, page 46

6. While we note your response to prior comment 17, please confirm that in no event
    would payments of interest <u>on the securities</u> be based on a stock or commodities
    index.

Prefunding Account, page 48

7. We note the bracketed language you have provided in response to prior comment
    18. Please expand such bracketed language to illustrate the form of disclosure
    you would provide in response to Item 1103(a)(5), if applicable.

Derivatives, page 62

8. We note your response to prior comment 22. Please delete all references to credit
    default swaps throughout the filing. Alternatively, you may provide us more
    information on how the proposed credit default swaps will protect against defaults
    and losses on mortgage loans or to a class of offered securities. For example, how
    will they operate? Will the issuing entity pay premiums to the counterparty?
    What happens when a credit event occurs? Please refer to the discussion at
    Section III.A.2 of SEC Release No. 33-8518 and footnote 68.

Purchase Obligations, page 63

9. Please explain what is meant by the statement that "some types of trust assets and
    some classes of securities of any series . . . may be subject to a purchase
    obligation that would become applicable . . . on demand made by or on behalf of
    the applicable securityholders." Specifically, please explain whether a holder
    would be able to exercise an option forcing the issuing entity, trustee, or party
    designated by the issuing entity to purchase the security or class of security. If so,
    please explain whether such right creates a "redeemable security" as defined in
    Section 2(a)(32) of the Investment Company Act of 1940. Please note that the
    Division of Investment Management considers a number of factors to be
    important in determining whether a security is redeemable. <u>See</u>, <u>e.g.</u>, Brown &
    Wood (pub. avail. Feb. 24, 1994).

10. Please explain whether the trustee, issuing entity or a party designated by the issuing entity will have the power to exercise the put option. If so, please explain whether such purchase obligations are consistent with the requirements of Rule 3a-7 of the 1940 Act. Specifically, please explain whether the sale of the issuing entity's assets pursuant to an agreement based on a conditional event is consistent with the requirement in Rule 3a-7(a)(3) that the assets disposed of by the issuing entity are not done for the primary purpose of recognizing gains or decreasing losses resulting from market value changes. Please also explain whether the sale of the issuing entity's assets is consistent with the requirement in Rule 3a-7(a)(1) that the issuing entity issue fixed-income or other securities which entitle their holders to receive payments that depend primarily on the cash flow from eligible assets.

Alternatively, please explain whether the issuing entity will be relying on a different exception or exemption from the 1940 Act. If, for example, the issuing entity intends to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity's asset composition will comply with interpretations issued by IM regarding Section 3(c)(5)(C). Please note that, in the staff's view, an issuer is not excepted under Section 3(c)(5)(C) unless at least 55% of its assets directly consist of "mortgages and other liens on and interests in real estate" and the remaining 45% of its assets consist primarily of real estate-type interests. See, e.g., NAB Asset Corporation (pub. avail. June 20, 1991); Citytrust (pub. avail. Dec. 19, 1980); Salomon Brothers, Inc. (pub. avail. June 17, 1985). Of the remaining 45% of the issuer's assets, at least 25% must be in real estate related assets, although this percentage may be reduced to the extent that more than 55% of the issuer's assets are invested in mortgages and other liens on and interests in real estate. See Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation (1992) at p. 72.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314. If you need further assistance, you may contact me at (202) 551-3454.

                                    Sincerely,

                                    Sara D. Kalin
                                    Branch Chief—Legal

cc: Via Facsimile (212) 912-7751
        Mr. Richard Simonds, Esq.
        Thacher Proffitt & Wood LLP
        Telephone: (212) 912-7472